SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of May of 2008

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

FOR IMMEDIATE RELEASE

BLADEX’S RATINGS UPGRADED TO ‘BBB/A-2’ BY STANDARD & POOR’S; OUTLOOK STABLE

Panama City, Republic of Panama, May 13, 2008 - Banco Latinoamericano de Exportaciones, S.A. (“Bladex” or “the Bank”) (NYSE: BLX), announced today that Standard & Poor’s Rating Services has upgraded the Company’s long-term issuer credit rating to ‘BBB’ from ‘BBB-‘, and its short-term issuer credit rating to ‘A-2’ from ‘A-3’. The outlook is stable.

A press release distributed earlier today by Standard & Poor’s stated that the decision was “based on Bladex’s conservative risk management and a successful strategy that has resulted in significant growth of its loan portfolio, a more diversified customer and geographic base, and good quality. The rating action also considers the Bank’s growing revenue base, its good liquidity, and adequate capital levels.”

Jaime Rivera, Chief Executive Officer of Bladex, stated, “The rating action validates Bladex’s ability to execute on its strategy, and confirms the strength of the Bank’s growing business”.

Bladex is a supranational bank established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks and institutional and retail investors.

For further information, please access our web site on the Internet at www.bladex.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention: Jaime Celorio, Chief Financial Officer
Tel.: (507) 210-8563, E-mail: jcelorio@bladex.com

-or-

i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
New York, NY 10005
Attention: Melanie Carpenter or Peter Majeski
Tel.: (212) 406-3690, E-mail: bladex@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 13, 2008
Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: Deputy Manager